Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 13 DATED JANUARY 13, 2023

TO THE OFFERING CIRCULAR DATED MAY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 13, 2022, as filed by us with the Securities and Exchange Commission on May 13, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Announce our net asset value as of December 31, 2022;
●	Update our risk factors; and
●	Update our plan of operation.

Net Asset Value Per Share as of December 31, 2022

On January 13, 2023, our Manager determined that our net asset value (“NAV”) per share is $10.73 as of December 31, 2022. This NAV per share will be effective until updated by us on or about March 31, 2023, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of December 31, 2022 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2022.

As with any methodology used to estimate value, the methodology employed by Realty Mogul Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective January 13, 2023, the offering price per share is $10.73, our NAV per share as of December 31, 2022. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $10.73 and repurchases of shares made pursuant to the share repurchase program will be made at $10.73.

Risk Factors

The following information supplements the section of our Offering Circular captioned “Risk Factors”:

Due to the illiquid nature of our common shares, a higher investment concentration in us may increase the impact of any losses on your investment.

If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment. Due to the illiquid nature of our common shares, a higher investment concentration in us may increase the impact of any such losses on your investment.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of December 31, 2022, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $354 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $709 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”